

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2021

Stephen C. Farrell
Chief Executive Officer and Director
Convey Holding Parent, Inc.
100 SE 3rd Avenue, 26th Floor
Fort Lauderdale, FL 33394

> **Re: Convey Holding Parent, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 21, 2021**
> **File No. 333-256370**

Dear Mr. Farrell:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed May 21, 2021

Cover Page

1. We note that you have added two pages of graphics after the cover page. We note that the information on the second page is repeated in the Prospectus Summary, MD&A, and Business sections but is shown without the context of those sections. You also highlight Adjusted EBITDA without providing comparable GAAP information. Please remove this page as its prominence is not appropriate. For guidance, refer to Securities Act Forms Compliance and Disclosure Interpretation 101.02, Item 10(e)(1)(i)(A) of Regulation S-K, and Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

<u>Principal and Selling Stockholders , page 143</u>

2.   Please revise the table on page 143 to add a column to reflect the number of securities being offered by each selling stockholder.

<u>Condensed Consolidated Financial Statements as of and for the Three Months Ended March 31, 2021</u>
<u>Note 10. Share-Based Compensation, Stock Option Modification, page F-70</u>

3.   Regarding the modification to unvested stock options on February 15, 2021, we reference the disclosure that there was no incremental stock-based compensation expense as a result of this modification as the fair value of the modified awards immediately after the modification was less than the fair value of the original awards immediately before the modification. Please explain to us how you determined that there was no incremental value as a result of the decrease in exercise price of the options.   Specifically explain how you determined that the fair value of the awards immediately after the modification was less than the fair value of the awards immediately before the modification. In your response, explain how you considered the guidance in ASC 718-20-35-2 and 3.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Lochhead at 202-551-3664 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Tom Kluck at 202-551-3233 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael E. Mariani, Esq.